TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 42nd Avenue, Edmonton, Alberta, T6E 5P8

Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE – Edmonton, Alberta

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC.

ANNOUNCES PRIVATE PLACEMENT CLOSING

August 3, 2006 - Titan Trading Analytics Inc. (the “Corporation” or “TTA”) announced today that the Corporation closed a non-brokered private placement of units (“Units”), subject to regulatory approval, which raised $866,905.  The Corporation will issue 2,476,868 Units at $0.35 Canadian ($0.31 US) per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant (a “Warrant”).  The Warrants are exercisable at a price of $0.50 Canadian ($0.45 US) and will expire July 31, 2008.  The securities issued under the private placement are subject to a four-month hold period.  The Corporation paid Finder’s Fees of $58,410.50 to arm’s length parties in connection with the placement.  Insiders participated in the private placement for total gross proceeds of $70,000.

The proceeds of the private placement will be used to enhance marketing and training programs, software development and for working capital.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Ken W. Powell, President & CEO

(780) 438-1239.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.